

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via U.S. Mail and Facsimile (716/687-4457)

March 30, 2011

Robert T. Brady
Chairman and Chief Executive Officer
Moog Inc.
Plant 24, Seneca Street
East Aurora, NY 14052-0018

> **Re: Moog Inc.**
> **Form 10-K for the Fiscal Year Ended October 2, 2010**
> **Filed December 1, 2010**
> **Definitive 14A Filed December 20, 2010**
> **File No. 001-05129**

Dear Mr. Brady:

We have reviewed your response letter dated March 17, 2011 and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response.

Definitive Proxy Statement

The Process for Determining of Compensation, page 19

1. We note your response to comment 1 in our letter dated March 3, 2011. We note your disclosure in the Summary section of Exhibit A that none of the base salaries of the named executive officers are "outside of the range," that cash bonuses are considered "competitive" and that the Compensation and Stock Option Committees also "consider how our total compensation compares with the total compensation of comparable executives in peer organizations." These disclosures are too general. Please tell us, and disclose in future filings, the actual percentile of base salaries, annual cash compensation and total compensation for each named executive officer as compared to the compensation paid by the companies in the peer group of companies.

Please contact Sherry Haywood at (202) 551-3345 or, in her absence, Andrew Schoeffler at (202) 551-3748 with any questions.

Sincerely,

Pamela Long
Assistant Director